IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

ANNETTE ROTI,                                                )
                                                             )
                                    Plaintiff,               )
                                                             )
                  v.                                         ) C.A. No. 19707-NC
                                                             )
OFFICIAL PAYMENTS CORPORATION,                               )
ANDREW COHAN, THOMAS R. EVANS,                               )
JOHN R. HAGGERTY, JOHN D. LEWIS,                             )
LEE E. MICKLES, BRUCE S. NELSON,                             )
TIER TECHNOLOGIES, INC. and                                  )
KINGFISH ACQUISITION CORPORATION,                            )
                                                             )
                                    Defendants.              )

                                    COMPLAINT

     1. This is an action on behalf of the public stockholders of Official Payments Corporation ("OPay" or the "Company"), seeking an injunction and other relief for defendants' breach of fiduciary duty of disclosure and violation of 8 Del. C.ss.203 in connection with the proposed acquisition of OPay by Tier Technologies, Inc. ("Tier"). Tier is proposing to acquire OPay by means of a tender offer scheduled to close on July 9, 2002 which will be followed by a second step merger.

                                   THE PARTIES

     2. Plaintiff is and has at all relevant times been a stockholder of OPay.

     3. Defendant OPay, a Delaware corporation, is a leading provider of electronic payment options to government entities. OPay has approximately 23 million shares of stock outstanding which are traded on NASDAQ. Comerica, Inc. ("Comerica"), Beranson Holdings Inc, ("Beranson") and Michaella Stern ("Stern") collectively own or control more than 63% of OPay's outstanding shares. Comerica owns 12,000,000 shares (52%), Beranson (which is owned by Stern) owns 2,642,000 shares and Stern, the widow of OPay's founder, individually holds options to purchase another 199,252 shares.

     4. Defendant Andrew Cohan has at all relevant times been a director of OPay.

     5. Defendant Thomas R. Evans ("Evans") has at all relevant times been the Chairman of the Board of Directors and Chief Executive Officer of OPay.

     6. Defendant John D. Lewis has at all relevant times been a director of OPay. In addition, since January 1994 he has been Vice Chairman and Director of Comerica. Lewis is also the Vice Chairman of Comerica Bank and has held that position since March 1995.

     7. Defendant John R. Haggerty has at all relevant times been a director of OPay. He is Executive Vice President of Comerica. He has worked for Comerica since at least 1994.

     8. Defendant: Lee E. Mickles has at all relevant times been a director of OPay.

     9. Defendant Bruce S. Nelson has at all relevant times been a director of OPay.

     10. Defendant Tier is a California corporation.

     11. Defendant Kingfish Acquisition Corporation ("Kingfish") is a Delaware corporation. Kingfish is a wholly-owned subsidiary of Tier and was formed for the sole purpose of acquiring on behalf of Tier all of the outstanding shares of OPay's common stock.

                               FACTUAL ALLEGATIONS

     12. In early May 2002, Tier made a preliminary offer to purchase OPay for approximately $3 per share. That offer is an extremely low price. OPay went public in November 1999 at a price of $16 per share. OPay currently has cash and cash equivalents of more than $45 million (or approximately $2 per share) and working capital of more than $40 million. The $3 per share offer effectively places the ridiculously low value of approximately $20 million on OPay's business.

     13. Tier was only willing to proceed with its low-ball deal if it could "lock-up" the shares owned by OPay's large stockholders, Comerica, Beranson and Stern. In approximately mid-May, 2002, Tier sent a form of stockholders agreement directly to Comerica, Beranson and

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

Stern and their representatives negotiated and reached an agreement, arrangement or understanding with respect to that stockholders agreement prior to May 30, 2002.

     14. On May 30, 2002, OPay's board approved an Agreement and Plan of Merger ("Agreement") with Tier and its wholly-owned subsidiary Kingfish. Pursuant to the Agreement, Kingfish commenced a cash tender offer to purchase all of the outstanding shares of OPay's common stock at a price of $3.00 per share. The Agreement further provides that assuming at least 90% of OPay's shares are tendered, Tier and Kingfish will engage in a short-form merger pursuant to which the remaining outstanding shares of OPay will be cashed out for the same low price of $3.00 per share.

     15. On May 30, 2002, the OPay board also approved the stockholders agreement that Tier, Comerica, Beranson and Stern had previously agreed on pursuant to which the latter three agreed, inter alia, to tender all of their shares to Kingfish pursuant to the tender offer.

     16. On June 11, 2002, Tier and Kingfish commenced the tender offer and filed form SC-TO-T with the Securities and Exchange Commission ("SEC"). On that same day, OPay filed its Schedule 14D-9 with the SEC. The tender offer is currently scheduled to close on July 9, 2002.

     17. Neither the SC-TO-T nor the 14D-9 include financial statements for OPay. The SC-TO-T and 14D-9 disclose virtually no financial information at all about OPay from which a reasonable stockholder could make a fully informed investment decision. The 14D-9 does indicate that OPay's board received a fairness opinion from an investment banker, CIBC World Markets ("CIBC"), but does not disclose anything about how CIBC reached its conclusion. The disclosures made to the Class are deficient for these and other reasons discussed below.

                          PLAINTIFF'S CLASS ALLEGATION

     18. Plaintiff brings this action on behalf of herself and all other persons who own common stock of OPay (the "Class") as a class action pursuant to Delaware Chancery Court Rule 23.

     19. The class action is properly maintained under Delaware Chancery Court Rule 23.

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

     20. The members of the Class are so numerous and geographically dispersed that individual joinder is impracticable. OPay has approximately 23 million shares outstanding that are owned by shareholders living in many states across the United States.

     21. Common questions of law and fact exist as to all members of the Class. These common questions predominate over any questions which affect individual members of the Class and include, without limitation, whether defendants breached their disclosure duties and otherwise engaged in the violations of law alleged herein.

     22. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff has no interests adverse to the interests of the Class members. Plaintiff has sufficient incentive to prosecute this action diligently for herself and on behalf of the Class. Plaintiff has retained counsel competent and experienced in class action litigation and intend to pursue this action vigorously.

     23. This class action is an appropriate method for the fair and efficient adjudication of the claims asserted herein. Repetitive individualized litigation would impose an unnecessary burden on Class members and the court system. This class action is not expected to present any significant management difficulties and focuses, by definition, on the uniform and consistent action of the defendants.

                                     COUNT I
                    (BREACH OF FIDUCIARY DUTY OF DISCLOSURE)

     24. The foregoing allegations are repeated and realleged as if fully set forth herein.

     25. The individual defendants owe to plaintiff and the Class a fiduciary duty which requires them to disclose all material facts to OPay's stockholders in connection with the tender offer. Because of the way this transaction has been structured, the 14D-1 communicates the directors' approval and recommendation of the Agreement to the Company's stockholders and is the only communication OPay's stockholders have or will receive from their directors in connection with this transaction. Delaware law requires that directors who disclose such a recommendation also disclose such information about the background of the transaction, the

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

process followed by them to maximize value in the sale, and their reasons for approving the transaction so as to be materially accurate and complete. The defendants are breaching their fiduciary duty of disclosure in at least the following respects:

          A. No financial information about OPay has been disclosed to the Class in connection with the tender offer. No financial statements or other organized presentations of financial information are included in the 14D-9 or SC-TO-T. OPay is a company with more than $45 million in cash and cash equivalents ($2 per outstanding share of OPay) and more than $40 million in working capital. OPay just recently completed a restructuring. Under the circumstances, a reasonable stockholder needs detailed financial statements and up-to-date financial projections to be able to make a fully informed investment decision as to whether to tender into the $3 per share tender offer.

          B. The disclosure of the reasons for the OPay board's recommendation that the stockholders tender into the tender offer are materially misleading and/or materially incomplete. The purported "reasons" disclosed are actually just a list of topics the board supposedly considered. What the stockholders need to know and are entitled to know is why the board believes that $3 per share is a good deal, assuming they in fact believe that. Instead of making that disclosure, the 14D-9 indicates, for example, that "The Company Board also took into account that the Company's current cash position and the continued low market price of the Common Stock made it more expensive and difficult for the Company to complete strategic acquisitions (including, with respect to expansion of the Company's revenue base and attainment of operational efficiencies)." (14D-9 at p. 5). That is misleading without an explanation of what it was about the Company's "cash position" that was deemed to be a problem. The Company has $45 million in cash and cash equivalents and $40 million in working capital (facts that are not disclosed). The Company has plenty of cash and is not going to run out of cash any time soon.

          C. The 14D-9 indicates that CIBC opined that the $3 per share offer is fair, but there is no disclosure of the methodologies that CIBC employed in reaching that conclusion. The 14D-9 simply refers to the attached CIBC opinion letter which merely states that the offer is "fair," subject to two pages of qualifications. That letter does not explain why or how CIBC concluded that the $3 per share offer is fair. Since the OPay board disclosed that one of the primary factors they relied on in recommending that stockholders tender was the CIBC opinion, and since the offer is only slightly higher than the cash and cash equivalents, that the Company has on hand, an explanation of the methodologies that CIBC employed in reaching its opinion is material.

          D. The 14D-9 fails to disclose what will happen to Comerica's agreements with OPay following the acquisition. OPay has agreements with Comerica pursuant to which Comerica is paid millions of dollars per year ($8.2 million in 2001) for credit card processing and settlement services. Therefore, Comerica is in a very different situation from other OPay stockholders. Its decision to sell its stock to a particular buyer is influenced by its desire to continue its lucrative credit card processing contracts. The 14D-9 fails to disclose what will become of those agreements following the acquisition of the Company by Tier.

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

          E. The 14D-9 states that: "The Company Board also considered the information provided by CIBC World Markets and the Company's management concerning discussions with other potential acquirors and strategic investors since April 2001. The Company Board noted that none of those discussions had resulted in proposals to acquire the Company that were as favorable to the Company and its stockholders as the Offer and the Merger." That disclosure is materially incomplete. The board had a duty to obtain the maximum value reasonably available in connection with the sale of the Company. The stockholders are therefore entitled to a full and fair summary of the process followed by the board, including an explanation of any other offers that; were received, so that the stockholders can evaluate for themselves whether the board acted reasonably to maximize value in the sale.

     26. The omitted and misstated information discussed above is material because a reasonable OPay stockholder needs that information to be able to make a fully informed assessment of whether to tender his, her or its shares pursuant to the tender offer.

     27. Plaintiff and the Class will suffer irreparable harm as a result of defendants' inadequate disclosures, and have no adequate remedy at law for defendants' breaches of fiduciary duty.

                                    COUNT II
                         (VIOLATION OF 8 DEL. C. ss.203)

     28. The foregoing allegations are repeated and realleged as if fully set forth herein.

     29. Tier and Kingfish are violating 8 Del. C.ss.203.

     30. Underss.203, Tier and Kingfish are required to obtain the affirmative vote of 66-2/3% of the disinterested stockholders before effecting a "business combination" with OPay unless the OPay board approved Tier and Kingfish becoming an interested stockholder prior to when they became an interested stockholder.

     31. Tier and Kingfish became an interested stockholder prior to May 30, 2002 when they reached an agreement, arrangement or understanding with Comerica on the terms of the stockholders agreement. It was not the formal execution of the stockholders agreement that caused Tier and Kingfish to become an interested stockholder, it was the agreement, arrangement and/or understanding that Tier, Kingfish and Comerica reached prior to May 30 that that agreement was acceptable to both parties that caused Tier and Kingfish to become an interested stockholder. The OPay board did not approve Tier and Kingfish becoming an interested

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

stockholder prior to May 30, 2002. Accordingly, the protections of ss.203 apply and Tier and Kingfish are prohibited from affecting a business combination with OPay for 3 years without first obtaining the affirmative vote of 66-2/3 of OPay's disinterested stockholders.

                               PRAYERS FOR RELIEF

     WHEREFORE, Plaintiff respectfully requests that the Court grant the following relief'.

     1. Certify this action as a class action and plaintiff as the representative of the Class and her attorneys as counsel for the Class;

     2. Enjoin the tender offer or award rescissory and/or monetary damages;

     3. Order such other relief as the Court deems equitable and just, including an award of attorneys' fees and costs.

                                                PRICKETT, JONES & ELLIOTT, P.A.

                                                By: /s/ Ronald A. Brown, Jr.
                                                    ----------------------------
                                                    Ronald A. Brown, Jr.
                                                    1310 King Street
                                                    P.O. Box 1328
                                                    Wilmington, DE 19899
                                                    (302) 888-6500
                                                    Attorneys for Plaintiffs

     Of Counsel:
     Arthur T. Susman
     Charles R. Watkins
     John R. Wylie
     Susman & Watkins
     Two First National Plaza, Suite 600
     Chicago, Illinois 60603
     (312) 346-3466
     Dated:   June 19, 2002

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